UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
				      (Amendment No. )

Selectica, Inc.
                 _____________________________________________
       (Name of Issuer)

Common Stock, .0001 Par Value
                _______________________________________________
(Title of Class of Securities)

74966K102
                _________________________________________________
(CUSIP Number)


		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2406

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	____	Rule 13d-1(b)
	_x__	Rule 13d-1(c)
	____	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of
 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 74966K102       13G                           Page 2 of 6 Pages
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	371,429*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:371,429*____

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
         371,429*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):     9.2%*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?), David M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?). Marxe, Greenhouse and Stettner share sole voting and investment power over 100,000 shares of Common Stock and 50,000 warrants(1) to purchase Common Stock owned by Special Situations Private Equity Fund, L.P., 41,143 shares of Common Stock and 20,571 warrants(1) to purchase Common Stock owned by Special Situations Technology Fund, L.P. and 230,286 shares of Common Stock and 115,143 warrants(1) to purchase Common Stock owned by Special Situations Technology Fund II, L.P. See Items 2 and 4 of this Schedule for additional information.


(1) The warrants describe herein may be exercised to the extent that the total number of shares of Common Stock then beneficially owned does not exceed
4.99% of the shares outstanding.











								Page 3 of 6 Pages
Item 1.	Security and Issuer:
	(a) Selectica, Inc.
	(b) 2121 South El Camino Real, 10th Floor, San Mateo, CA 94403

Item 2. (a)	Name of Person Filing:
	The persons filing this report are Austin W. Marxe (?Marxe?), David M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?), who are members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?). Marxe, Greenhouse and Stettner are also members of SST Advisers L.L.C. (?SST?), the general partner of Special Situations Technology Fund, L.P. (?TECH?) and Special Situations Technology Fund II, L.P. (?TECH II?). Marxe, Greenhouse and Stettner are controlling principals of AWM Investment Company, Inc. (?AWM?), the investment adviser to SSPE, TECH and TECH II. (SSPE, TECH and TECH II will hereafter be referred to as the ?Funds?). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.


         (b) Address of Principal Business Office or, if none, Residence:

	The principal business address for Marxe, Greenhouse and Stettner is 527 Madison Avenue, Suite 2600, New York, NY 10022.


         (c) Citizenship:

       	           Austin W. Marxe, David M. Greenhouse and Adam C. Stettner are United States citizens.

         (d) Title of Class of Securities:  Common Stock
	         (e) CUSIP Number:  74966K102.


Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
            the person filing is a:    Not Applicable

(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);

















								Page 4 of 6 Pages

(g) ( )	A parent holding company or control person in accordance with
$240.13d-
	1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance

	Act;
(i) ( ) 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j) ( )     Group, in accordance with $240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

	 (a) Amount Beneficially Owned: Messrs. Marxe, Greenhouse and Stettner beneficially own a total of 371,429 shares of Common Stock and 185,714 warrants(1) to purchase Common Stock. This amount includes 100,000 shares of Common Stock and 50,000 warrants(1) to purchase Common Stock owned by SSPE, 41,143 shares of Common Stock and 20,571 warrants(1) to purchase Common Stock owned by Tech and 230,286 shares of Common Stock and 115,143 warrants(1) to purchase Common Stock owned by Tech II.

	(b) Percent of Class: Messrs. Marxe, Greenhouse and Stettner beneficially own 9.2% of the outstanding shares, of which SSPE owns 2.6% of the outstanding shares, Tech owns 1.1% of the outstanding shares and Tech II owns 6.0% of the outstanding shares.

	(c) Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:  0

		(ii)	Shared power to vote or to direct the vote:  371,429

		(iii)	Sole power to dispose or to direct the disposition of:  0

(iv)	Shared power to dispose or to direct the disposition of:
371,429


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following __.










Page 5 of 6 Pages


Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.


Item 10.Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 7, 2014



				/s/Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE



	/s/Adam C. Stettner
	ADAM C. STETTNER




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



       							Page 6 of 6 Pages




JOINT FILING AGREEMENT


	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner hereby agree that the Schedule 13G to which this agreement is attached is filed on behalf of each of them.




	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse



	/s/ Adam C. Stettner
	Adam C. Stettner
-6-

S5313/1
1319328.02